

March 26, 2015

Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, NY 10036

   Re: News Corporation
      Form 10-K
      Filed August 14, 2014
      File No. 001-35769

Dear Mr. Singh:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Justin Dobbie

         Justin Dobbie
         Legal Branch Chief